Filed pursuant to Rule 424(b)(3)

File No. 333-109802

PRICING SUPPLEMENT DATED NOVEMBER 18, 2004
(To prospectus supplement and prospectus dated November 26, 2003)	PROTECTED GROWTHSM INVESTING
Pricing Supplement Number: 2409	Pursuit of Growth, Protection of Principal

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Protected GrowthSM Notes Linked to the Performance of

the Dow Jones Industrial AverageSM

due November 23, 2011

(the “Notes”)

$1,000 principal amount per Note

The Notes are designed for investors who are seeking exposure to the Dow Jones Industrial Average and who are willing to forego interest payments on the Notes in exchange for the ability to participate in changes in the level of the Dow Jones Industrial Average over the term of the Notes. The Notes are 100% principal protected, meaning that at maturity you will receive no less than $1,000 per $1,000 principal amount of the Notes.

The Notes will be part of a series of senior debt securities entitled “Medium-Term Notes, Series C” as more fully described in the accompanying prospectus (which term includes the accompanying prospectus supplement). Information included in this pricing supplement supercedes information in the prospectus to the extent it is different from the information included in the prospectus.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Investing in the Notes involves risks that are described in the “Risk Factors” section of this pricing supplement and the accompanying prospectus supplement.

Aggregate Principal Amount	$3,000,000

Public Offering Price (per Note)	$1,000

Minimum Initial Subscription	$500,000 per investor, subject to MLPF&S’ sole discretion to waive the minimum initial subscription requirement.

Original Issue Date	November 23, 2004

Stated Maturity Date	November 23, 2011

Interest Rate

There will be no periodic payments of interest on the Notes prior to the Stated Maturity Date; however, on the Stated Maturity Date you will be entitled to receive a payment of interest on the Notes equal to the Supplemental Redemption Amount (as defined below).

The Index	The Dow Jones Industrial Average (Index symbol “INDU”)

“Protected Growth” is a service mark of ML&Co.

“Dow Jones”, “Dow Jones Industrial AverageSM” and “DJIASM” are service marks of Dow Jones & Company, Inc. and have been licensed for use for certain purposes by Merrill Lynch, Pierce, Fenner & Smith Incorporated. The Notes are not sponsored, endorsed, sold or promoted by Dow Jones.

Amount Payable at Maturity

On the Stated Maturity Date, for each Note that you own you will receive a cash payment equal to the sum of (i) the principal amount of that Note and (ii) the “Supplemental Redemption Amount” which is equal to the greater of:

( )
	(i) $1,000 x Participation Rate x	Averaged Ending Value - Starting Value Starting Value

or

(ii) zero.

Starting Value	The “Starting Value” equals 10,572.50, the closing level of the Index on the date the Notes were priced for initial sale to the public (the “Pricing Date”).

Averaged Ending Value

The “Averaged Ending Value”, as determined by the Calculation Agent (as defined below), will equal the average, arithmetic mean, of the closing levels of the Index on the Valuation Dates (as defined below).

Participation Rate	The “Participation Rate” is 100%.

Valuation Dates

The 18th calendar day of each month from and including December 2010 to and including November 2011; provided, however, if a Market Disruption Event (as defined below) occurs on any of those dates or if any of those dates is not an Index Business Day (as defined below), that Valuation Date will be the next scheduled Index Business Day, regardless of the occurrence of a Market Disruption Event.

Index Business Day

Any day on which the New York Stock Exchange (the “NYSE”), the American Stock Exchange (the “AMEX”) and The Nasdaq Stock Market (the “Nasdaq”) are open for trading and the Index or any successor index (as defined below) is calculated and published.

Optional Redemption	None

CUSIP number	59018YUV1

Form of Notes	Book-entry

Denominations	We will issue and sell the Notes in denominations of $1,000 and integral multiples in excess thereof.

Trustee	JPMorgan Chase Bank

Calculation Agent	MLPF&S

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Underwriting Discount	1% of the Aggregate Principal Amount.

Proceeds to ML&Co.	99% of the Aggregate Principal Amount.

Ratings

On the date of this pricing supplement, the Notes were rated A+ by Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc., and Aa3 by Moody’s Investors Service, Inc. Each of these ratings is a continuously monitored rating and is subject to change. ML&Co. does not undertake to update this information as of any date subsequent to the date of this pricing supplement. Any investor for whom these ratings may be important as of any date subsequent to the date of this pricing supplement should obtain these ratings from the respective rating agencies, and should not rely on the ratings set out above.

RISK FACTORS

Your investment in the Notes will involve certain risks. You should consider carefully the following discussion of risks before you decide that an investment in the Notes is suitable for you.

You may not earn a return on your investment

If the Averaged Ending Value does not exceed the Starting Value when the Supplemental Redemption Amount is determined, the Supplemental Redemption Amount will be zero. This will be true even if the level of the Index was higher than the Starting Value at some time over the term of the Notes but does not average more than the Starting Value on the Valuation Dates. If the Supplemental Redemption Amount is zero, we will pay you only an amount equal to the principal amount of your Notes.

Your yield may be lower than the yield on a standard debt security of comparable maturity

The yield that you will receive on your Notes may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security of ML&Co. with the same Stated Maturity Date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

Your return will not reflect the return of owning the stocks included in the Index

The return on your Notes will not reflect the return you would realize if you actually owned the stocks underlying the Index and received the dividends paid on those stocks, if any, because the Supplemental Redemption Amount is based on the average level of the Index on the Valuation Dates and the level of the Index is calculated by reference to the prices of the stocks included in the Index without taking into consideration the value of dividends paid on those stocks.

A trading market for the Notes is not expected to develop

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although our affiliate MLPF&S has indicated that it expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until maturity.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, an increase in United States interest rates may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the level of the Index. The following paragraphs describe the expected impact on the market value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The level of the Index is expected to affect the trading value of the Notes. We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the level of the Index exceeds the Starting Value. If you choose to sell your Notes when the level of the Index exceeds the Starting Value, you may receive substantially less than the amount that would be payable at the Stated Maturity Date based on that level because of the expectation that the level of the Index will continue to fluctuate until the Averaged Ending Value is determined. If you choose to sell your Notes when the level of the Index is below, or not sufficiently above, the Starting Value, you may receive less than the $1,000 principal amount per Note.

Changes in the levels of interest rates are expected to affect the trading value of the Notes. We expect that changes in interest rates will affect the trading value of the Notes. Generally, if United States interest rates increase, we expect the trading value of the Notes to decrease and, conversely, if United States interest rates decrease, we expect the trading value of the Notes to increase. Rising United States interest rates may lower the level of the Index and, thus, may lower the trading value of the Notes. Falling United States interest rates may increase the level of the Index and, thus, may increase the trading value of the Notes.

Changes in the volatility of the Index are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Index increases or decreases, the trading value of the Notes may be adversely affected.

Changes in dividend payments of the stocks included in the Index are expected to affect the trading value of the Notes. In general, if dividend payments on the stocks included in the Index increase, we expect that the trading value of the Notes will decrease and, conversely, if dividend payments on the stocks included in the Index decrease, we expect that the trading value of the Notes will increase.

As the time remaining to maturity of the Notes decreases, the “time premium” associated with the Notes is expected to decrease. We anticipate that before their maturity, the Notes may trade at a value above that which would be expected based on the level of interest rates and the Index. This difference will reflect a “time premium” due to expectations concerning the level of the Index during the period before the Stated Maturity Date. However, as the time remaining to the Stated Maturity Date decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because your return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase, if any, in the level of the Index at maturity, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Amounts payable on the Notes may be limited by state law

New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Purchases and sales by us and our affiliates may affect your return

We and our affiliates may from time to time buy or sell the stocks included in the Index or futures or options contracts on the Index for our own accounts for business reasons and expect to enter into these transactions in connection with hedging our obligations under the Notes. These transactions could affect the price of these stocks and, in turn, the level of the Index in a manner that would be adverse to your investment in the Notes.

Potential conflicts

Our subsidiary MLPF&S is our agent for the purposes of calculating the Averaged Ending Value and the Supplemental Redemption Amount. Under certain circumstances, the role of MLPF&S as our subsidiary and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interests. These conflicts could occur, for instance, in connection with its determination as to whether the level of the Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of the Index. MLPF&S is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise.

We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligation to pay the amounts due at maturity on the Notes. This subsidiary expects to make a profit in connection with this arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.

Tax consequences

You should consider the tax consequences of investing in the Notes. See “United States Federal Income Taxation” in this pricing supplement.

HYPOTHETICAL RETURNS AT MATURITY

The following table illustrates, for the Starting Value and a range of hypothetical Averaged Ending Values of the Index:

•	the percentage change from the Starting Value to the hypothetical Averaged Ending Value;

•	the total amount payable at maturity for each Note;

•	the total rate of return to holders of the Notes;

•	the pretax annualized rate of return to holders of the Notes; and

•	the pretax annualized rate of return of an investment in the stocks included in the Index, which includes an assumed aggregate dividend yield of 2.28% per annum, as more fully described below.

The table below includes a Participation Rate of 100%.

Hypothetical Averaged Ending Value	Percentage change from the Starting Value to the hypothetical Averaged Ending Value	Total amount payable at maturity per Note	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return of stock included in the Index (1)(2)
2,114.50	-80%	$1,000.00	0.00%	0.00%	-17.73%
4,229.00	-60%	$1,000.00	0.00%	0.00%	-9.90%
5,286.25	-50%	$1,000.00	0.00%	0.00%	-7.14%
6,343.50	-40%	$1,000.00	0.00%	0.00%	-4.78%
7,400.75	-30%	$1,000.00	0.00%	0.00%	-2.72%
8,458.00	-20%	$1,000.00	0.00%	0.00%	-0.88%
9,515.25	-10%	$1,000.00	0.00%	0.00%	0.78%
10,572.50(3)	0%	$1,000.00	0.00%	0.00%	2.31%
11,629.75	10%	$1,100.00	10.00%	1.37%	3.71%
12,687.00	20%	$1,200.00	20.00%	2.62%	5.02%
13,744.25	30%	$1,300.00	30.00%	3.78%	6.24%
14,801.50	40%	$1,400.00	40.00%	4.86%	7.40%
15,858.75	50%	$1,500.00	50.00%	5.87%	8.48%
16,916.00	60%	$1,600.00	60.00%	6.83%	9.52%
19,030.50	80%	$1,800.00	80.00%	8.57%	11.44%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from November 23, 2004 to November 23, 2011, a term equal to that of the Notes.
(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the stocks underlying the Index that equals the percentage change in the Index from the Starting Value to the relevant hypothetical Averaged Ending Value;
(b)	a constant dividend yield of 2.28% per annum, paid quarterly from the date of initial delivery of the Notes, applied to the level of the Index at the end of each quarter assuming this level increases or decreases linearly from the Starting Value to the applicable hypothetical Averaged Ending Value; and
(c)	no transaction fees or expenses.

(3)	This is the Starting Value.

The above figures are for purposes of illustration only. The actual amount receivable by you at maturity and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and term of your investment.

THE INDEX

Unless otherwise stated, all information herein on the Index is derived from Dow Jones & Company, Inc. (“Dow Jones”) or other publicly available sources. This information reflects the policies of Dow Jones as stated in the publicly available sources and the policies are subject to change by Dow Jones. Dow Jones is under no obligation to continue to publish the Index and may discontinue publication of the Index at any time.

The Index is a price-weighted index, i.e., the weight of a component stock in the Index is based on its price per share rather than the total market capitalization of the issuer of the component stock, comprised of 30 common stocks chosen by the editors of The Wall Street Journal (the “WSJ”) as representative of the broad market of U.S. industry. The corporations represented in the Index tend to be leaders within their respective industries and their stocks are typically widely held by individuals and institutional investors. Changes in the composition of the Index are made entirely by the editors of the WSJ without consultation with the corporations represented in the Index, any stock exchange, any official agency or ML&Co. Changes to the common stocks included in the Index tend to be made infrequently. Historically, most substitutions have been the result of mergers, but from time to time, changes may be made to achieve what the editors of the WSJ deem to be a more accurate representation of the broad market of U.S. industry. In choosing a new corporation for the Index, the editors of the WSJ look for leading industrial companies with a successful history of growth and wide interest among investors. The component stocks of the Index may be changed at any time for any reason. Dow Jones, publisher of the WSJ, is not affiliated with ML&Co. and has not participated in any way in the creation of the Notes.

The Index initially consisted of 12 common stocks and was first published in the WSJ in 1896. The Index was increased to include 20 common stocks in 1916 and to 30 common stocks in 1928. The number of common stocks in the Index has remained at 30 since 1928, and, in an effort to maintain continuity, the constituent corporations represented in the Index have been changed on a relatively infrequent basis.

The level of the Index is the sum of the primary exchange prices of each of the 30 common stocks included in the Index, divided by a divisor that is designed to provide a meaningful continuity in the level of the Index. Because the Index is price-weighted, stock splits or changes in the component stocks could result in distortions in the Index level. In order to prevent these distortions related to extrinsic factors, the divisor is changed in accordance with a mathematical formula that reflects adjusted proportions within the Index. The current divisor of the Index is published daily in the WSJ and other publications. In addition, other statistics based on the Index may be found in a variety of publicly available sources.

The following table presents the listing symbol, industry group, price per share and market capitalization for each of the component stocks in the Index based on publicly available information as of the Pricing Date.

Issuer of Component Stock(1)	Symbol	Industry	Price Per Share(2)	Total Shares Outstanding(2)	Market Capitalization(2)
Alcoa Inc.	AA	Basic Resources	33.96	868,491.00	29,493,954.36
Altria Group Inc.	MO	Noncyclical Goods & Services	58.70	2,037,264.00	119,587,396.80
American Express Company	AXP	Financial Services	56.03	1,284,000.00	71,942,520.00
American International Group Inc.	AIG	Insurance	63.02	2,608,447.00	164,384,329.94
The Boeing Company	BA	Industrial Goods & Services	54.85	800,283.00	43,895,522.55
Caterpillar Inc.	CAT	Industrial Goods & Services	91.44	343,762.00	31,433,597.28
Citigroup Inc.	C	Financial Services	45.91	5,156,900.00	236,753,279.00
The Coca-Cola Company	KO	Food & Beverage	40.28	2,441,532.00	98,344,908.96
E.I. du Pont de Nemours and Company	DD	Chemicals	44.90	997,284.00	44,778,051.60
Exxon Mobil Corporation	XOM	Energy	50.05	6,568,000.00	328,728,400.00
General Electric Company	GE	Industrial Goods & Services	36.83	10,063,120.00	370,624,709.60
General Motors Corporation	GM	Automobiles	39.88	561,998.00	22,412,480.24
Hewlett-Packard Company	HPQ	Technology	20.26	2,968,000.00	60,131,680.00
The Home Depot, Inc.	HD	Retail	42.81	2,257,000.00	96,622,170.00
Honeywell International Inc.	HON	Industrial Goods & Services	36.04	862,330.00	31,078,373.20
Intel Corporation	INTC	Technology	24.82	6,487,000.00	161,007,340.00
International Business Machines Corp.	IBM	Technology	95.10	1,694,509.00	161,147,805.90
J.P. Morgan Chase & Co.	JPM	Banks	37.82	2,042,620.00	77,251,888.40
Johnson & Johnson	JNJ	Healthcare	61.12	2,967,973.00	181,402,509.76
McDonald’s Corporation	MCD	Cyclical Goods & Services	29.95	1,261,900.00	37,793,905.00
Merck & Co., Inc.	MRK	Healthcare	27.36	2,221,763.00	60,787,435.68
Microsoft Corporation	MSFT	Technology	27.07	10,862,000.00	294,034,340.00
3M Company	MMM	Industrial Goods & Services	82.37	784,117.00	64,587,717.29
Pfizer Inc.	PFE	Pharmaceuticals	27.77	7,629,000.00	211,857,330.00
The Procter & Gamble Company	PG	Noncyclical Goods & Services	54.77	2,543,800.00	139,323,926.00
SBC Communications Inc.	SBC	Telecommunications	26.11	3,305,236.00	86,299,711.96
United Technologies Corporation	UTX	Industrial Goods & Services	97.72	514,062.00	50,234,138.64
Verizon Communications Inc.	VZ	Telecommunications	41.53	2,772,314.00	115,134,200.42
Wal-Mart Stores, Inc.	WMT	Retail	55.80	4,311,000.00	240,553,800.00
The Walt Disney Company	DIS	Media	26.49	1,998,400.00	52,937,616.00
		Total Market Capitalization:			$3,684,565,038.58
Average Market Capitalization:					$122,818,834.62

(1)	The inclusion of a component stock in the Index should not be considered a recommendation to buy or sell that stock, and neither ML&Co. nor any of its affiliates make any representation to any purchaser of the Notes as to the performance of the Index or any component stock. Holders of the Notes will not have any right to the component stocks or any dividends paid on the component stocks.
(2)	Information obtained from Bloomberg Financial Markets as of the Pricing Date.

Adjustments to the Index

If at any time Dow Jones makes a material change in the formula for or the method of calculating the Index or in any other way materially modifies the Index so that the Index does not, in the opinion of the Calculation Agent, fairly represent the level of the Index had those changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, on each date that the closing level of the Index is to be calculated, make any adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a level of a stock index comparable to the Index as if those changes or modifications had not been made, and calculate the closing level with reference to the Index, as so adjusted. Accordingly, if the method of calculating the Index is modified so that the level of the Index is a fraction or a multiple of what it would have been if it had not been modified, e.g. due to a split, then the Calculation Agent will adjust the Index in order to arrive at a level of the Index as if it had not been modified, e.g., as if a split had not occurred.

“Market Disruption Event” means either of the following events as determined by the Calculation Agent:

(a)	the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), in 20% or more of the stocks which then comprise the Index or any successor index; or

(b)	the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in options contracts or futures contracts related to the Index, or any successor index, which are traded on any major United States exchange.

For the purpose of determining whether a Market Disruption Event has occurred:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange;

(2)	a decision to permanently discontinue trading in the relevant futures or options contract will not constitute a Market Disruption Event; and

(3)	for the purpose of clause (a) above, any limitations on trading during significant market fluctuations under NYSE Rule 80A, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the Securities and Exchange Commission of similar scope as determined by the Calculation Agent, will be considered “material”.

As a result of the terrorist attacks, the financial markets were closed from September 11, 2001 through September 14, 2001 and levels of the Index are not available for those dates. Those market closures would have constituted Market Disruption Events. The occurrence of a Market Disruption Event could affect the calculation of the payment at maturity you may receive.

Discontinuance of the Index

If Dow Jones discontinues publication of the Index and Dow Jones or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the Index (a “successor index”), then, upon the Calculation Agent’s notification of that determination to the Trustee and

ML&Co., the Calculation Agent will substitute the successor index as calculated by Dow Jones or any other entity for the Index and calculate the Averaged Ending Value as described above. Upon any selection by the Calculation Agent of a successor index, ML&Co. will cause notice to be given to holders of the Notes.

In the event that Dow Jones discontinues publication of the Index and:

•	the Calculation Agent does not select a successor index; or

•	the successor index is not published on any Valuation Date and the Index Business Day following that Valuation Date,

the Calculation Agent will compute a substitute level for the Index in accordance with the procedures last used to calculate the Index before any discontinuance. If a successor index is selected or the Calculation Agent calculates a level as a substitute for the Index as described below, the successor index or level will be used as a substitute for the Index for all purposes, including for purposes of determining whether a Market Disruption Event exists.

If Dow Jones discontinues publication of the Index before the final Valuation Date and the Calculation Agent determines that no successor index is available at that time, then on each Business Day (as defined below) until the earlier to occur of:

•	the determination of the Averaged Ending Value; or

•	a determination by the Calculation Agent that a successor index is available,

the Calculation Agent will determine the value that would be used in computing the Supplemental Redemption Amount as described in the preceding paragraph as if that day were a Valuation Date. The Calculation Agent will cause notice of each value to be published not less often than once each month in the WSJ or another newspaper of general circulation and arrange for information with respect to these values to be made available by telephone.

A “Business Day” is any day on which the NYSE, the AMEX and the Nasdaq are open for trading.

Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the Notes.

Events of Default and Acceleration

In case an Event of Default (as described under “Description of Debt Securities—Events of Default” in the accompanying prospectus) with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each Note, will be equal to the sum of the $1,000 principal amount and the Supplemental Redemption Amount, calculated as though the date of acceleration were the Stated Maturity Date of the Notes. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the holder of a Note may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the $1,000 principal amount of the Note plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the Stated Maturity Date of the Notes.

In case of default in payment of the Notes, whether at the Stated Maturity Date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the rate of 2.0% per annum, to the extent that payment of any interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

Historical Data on the Index

The following graph sets forth the closing levels of the Index on the last business day of each year from 1946 through 2003, as published by Dow Jones. The historical experience of the Index should not be taken as an indication of future performance, and no assurance can be given that the level of the Index will not decline and thereby reduce the Supplemental Redemption Amount which may be payable to you at the Stated Maturity Date.

The following table sets forth the level of the Index at the end of each month in the period from January 1999 through October 2004. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes.

	1999	2000	2001	2002	2003	2004
January	9,358.83	10,940.53	10,887.36	9,920.00	8,053.81	10,488.07
February	9,306.58	10,128.31	10,495.28	10,106.13	7,891.08	10,583.92
March	9,786.16	10,921.92	9,878.78	10,403.94	7,992.13	10,357.70
April	10,789.04	10,733.91	10,734.97	9,946.22	8,480.09	10,225.57
May	10,559.74	10,522.33	10,911.94	9,925.25	8,850.26	10,188.45
June	10,970.80	10,447.89	10,502.40	9,243.26	8,985.44	10,435.48
July	10,655.15	10,521.98	10,522.81	8,736.59	9,233.80	10,139.71
August	10,829.28	11,215.10	9,949.75	8,663.50	9,415.82	10,173.92
September	10,336.95	10,650.92	8,847.56	7,591.93	9,275.06	10,080.27
October	10,729.86	10,971.14	9,075.14	8,397.03	9,801.12	10,027.47
November	10,877.81	10,414.49	9,851.56	8,896.09	9,782.46
December	11,497.12	10,786.85	10,021.50	8,341.63	10,453.92

The following graph sets forth the historical performance of the Index presented in the preceding table. Past movements of the Index are not necessarily indicative of the future performance of the Index. On the Pricing Date, the closing level of the Index was 10,572.50.

License Agreement

“Dow Jones”, “Dow Jones Industrial AverageSM” and “DJIASM” are service marks of Dow Jones & Company, Inc. Dow Jones has no relationship to MLPF&S or ML&Co., other than the licensing of the Dow Jones Industrial AverageSM and its service marks for use in connection with the Notes.

Dow Jones does not:

•	Sponsor, endorse, sell or promote the Notes.

•	Recommend that any person invest in the Notes or any other securities.

•	Have any responsibility or liability for or make any decisions about the timing, amount or pricing of Notes.

•	Have any responsibility or liability for the administration, management or marketing of the Notes.

•	Consider the needs of the Notes or the owners of the Notes in determining, composing or calculating the Dow Jones Industrial AverageSM or have any obligation to do so.

Dow Jones will not have any liability in connection with the Notes. Specifically,

•	Dow Jones does not make any warranty, express or implied, and Dow Jones disclaims any warranty about:

•	The results to be obtained by the Notes, the holders of the Notes or any other person in connection with the use of the Dow Jones Industrial AverageSM and the data included in the Dow Jones Industrial AverageSM;

•	The accuracy or completeness of the Dow Jones Industrial AverageSM and its data; and

•	The merchantability and the fitness for a particular purpose or use of the Dow Jones Industrial AverageSM and its data;

•	Dow Jones will have no liability for any errors, omissions or interruptions in the Dow Jones Industrial AverageSM or its data; and

•	Under no circumstances will Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if Dow Jones knows that they might occur.

The licensing agreement between MLPF&S and Dow Jones is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, tax counsel to ML&Co., as to certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled “United States Federal Income Taxation” that is contained in the accompanying prospectus supplement and supercedes that discussion to the extent that it contains information that is inconsistent with that which is contained in the accompanying prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, regulated investment companies, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities, persons holding Notes in a tax-deferred or tax-advantaged account or persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this pricing supplement). The following discussion also assumes that the issue price of the Notes, as determined for United States federal income tax purposes, equals the principal amount thereof. Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used in this pricing supplement, the term “U.S. Holder” means a beneficial owner of a Note that is for United States federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity treated as a corporation or a partnership created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (c) an estate the income of which is subject to United States federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (e) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.’s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States federal income tax purposes. The following discussion of the principal United States federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the assumption that each Note will be treated as a debt instrument of ML&Co. for United States federal income tax purposes. If the Notes are not in fact treated as debt instruments of ML&Co. for United States federal income tax purposes, then the United States federal income tax treatment of the purchase, ownership and disposition of the Notes could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Note could differ from the timing and character of income, gain or loss recognized in respect of a Note had the Notes in fact been treated as debt instruments of ML&Co. for United States federal income tax purposes.

U.S. Holders

On June 11, 1996, the Treasury Department issued final regulations (the “CPDI Regulations”) concerning the proper United States federal income tax treatment of contingent payment debt instruments such as the Notes, which apply to debt instruments issued on or after August 13, 1996 and, accordingly, will apply to the Notes. In general, the CPDI Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a contingent payment debt instrument under general principles of prior United States federal income tax law. Specifically, the CPDI Regulations generally require a U.S. Holder of this type of instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a U.S. Holder on the sale, exchange or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The CPDI Regulations provide no definitive guidance as to whether or not an instrument is properly characterized as a debt instrument for United States federal income tax purposes.

In particular, solely for purposes of applying the CPDI Regulations to the Notes, ML&Co. has determined that the projected payment schedule for the Notes will consist of payment on the Stated Maturity Date of the principal amount thereof and a projected Supplemental Redemption Amount equal to $321.98 per Note (the “Projected Supplemental Redemption Amount”). This represents an estimated yield on the Notes equal to 4.03% per annum, compounded semiannually. Accordingly, during the term of the Notes, a U.S. Holder of a Note will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the Note that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the Note. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each six-month period during which the Notes are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the Note’s adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes a Note’s adjusted issue price will equal the Note’s issue price (i.e., $1,000 per Note), increased by the interest previously accrued on the Note. On the Stated Maturity Date, in the event that the actual Supplemental Redemption Amount, if any, exceeds $321.98 per Note (i.e., the Projected Supplemental Redemption Amount), a U.S. Holder will be required to include the excess of the actual Supplemental Redemption Amount over $321.98 per Note (i.e., the Projected Supplemental Redemption Amount) in income as ordinary interest on the Stated Maturity Date. Alternatively, in the event that the actual Supplemental Redemption Amount, if any, is less than $321.98 per Note (i.e., the Projected Supplemental Redemption Amount), the amount by which the Projected Supplemental Redemption Amount (i.e., $321.98 per Note) exceeds the actual Supplemental Redemption Amount will be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Note for the taxable year in which the Stated Maturity Date occurs to the extent of the amount of that includible interest. Further, a U.S. Holder will be permitted to recognize and deduct, as an ordinary loss that is not subject to the limitations applicable to miscellaneous itemized deductions, any remaining portion of the Projected Supplemental Redemption Amount (i.e., $321.98 per Note) in excess of the actual Supplemental Redemption Amount that is not treated as an interest offset pursuant to the foregoing rules. In addition, U.S. Holders purchasing a Note at a price that differs from the adjusted issue price of the Note as of the purchase date (e.g., subsequent purchases) will be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

Upon the sale or exchange of a Note prior to the Stated Maturity Date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon that sale or exchange and the U.S. Holder’s adjusted tax basis in the Note as of the date of disposition. A U.S. Holder’s adjusted tax basis in a Note generally will equal the U.S. Holder’s initial investment in the Note increased by any interest previously included in income with respect to the Note by the U.S. Holder. Any taxable gain will be treated as ordinary income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder’s total interest inclusions on the Note. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder’s holding period for the Note). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the CPDI Regulations will be treated as original issue discount.

The projected payment schedule (including both the Projected Supplemental Redemption Amount and the estimated yield on the Notes) has been determined solely for United States federal income tax purposes (i.e., for purposes of applying the CPDI Regulations to the Notes), and is neither a prediction nor a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero.

All prospective investors in the Notes should consult their own tax advisors concerning the application of the CPDI Regulations to their investment in the Notes. Investors in the Notes may also obtain the projected payment schedule, as determined by ML&Co. for purposes of applying the CPDI Regulations to the Notes, by submitting a written request for that information to Merrill Lynch & Co., Inc., Corporate Secretary’s Office, 222 Broadway, 17th Floor, New York, New York 10038, (212) 670-0432, corporatesecretary@exchange.ml.com.

The following table sets forth the amount of interest that will be deemed to have accrued with respect to each Note during each accrual period over the term of the Notes based upon the projected payment schedule for the Notes (including both the Projected Supplemental Redemption Amount and an estimated yield equal to 4.03% per annum (compounded semiannually)) as determined by ML&Co. for purposes of applying the CPDI Regulations to the Notes:

Accrual Period	Interest deemed to accrue on Notes during accrual period (per Note)	Total interest deemed to have accrued on Notes as of end of accrual period (per Note)
November 23, 2004 through May 23, 2005	$19.98	$ 19.98
May 24, 2005 through November 23, 2005	$20.55	$ 40.53
November 24, 2005 through May 23, 2006	$20.97	$ 61.50
May 24, 2006 through November 23, 2006	$21.39	$ 82.89
November 24, 2006 through May 23, 2007	$21.82	$104.71
May 24, 2007 through November 23, 2007	$22.26	$126.97
November 24, 2007 through May 23, 2008	$22.71	$149.68
May 24, 2008 through November 23, 2008	$23.17	$172.85
November 24, 2008 through May 23, 2009	$23.63	$196.48
May 24, 2009 through November 23, 2009	$24.11	$220.59
November 24, 2009 through May 23, 2010	$24.59	$245.18
May 24, 2010 through November 23, 2010	$25.09	$270.27
November 24, 2010 through May 23, 2011	$25.60	$295.87
May 24, 2011 through November 23, 2011	$26.11	$321.98

Projected Supplemental Redemption Amount = $321.98 per Note.

Non-U.S. Holders

A non-U.S. Holder will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a Note, unless the non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code of 1986, as amended (the “Code”). However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the “Withholding Agent”) must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that the owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of the individual’s death, payments in respect of that Note would have been effectively connected with the conduct by the individual of a trade or business in the United States.

Backup withholding

Backup withholding at the applicable statutory rate of United States federal income tax may apply to payments made in respect of the Notes to registered owners who are not “exempt recipients” and who fail to provide certain identifying information (such as the registered owner’s taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that the seller is a non-U.S. Holder (and certain other conditions are met). This type of sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner’s non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan (a “plan”) subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also “plans”) from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“parties in interest”) with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) (“non-ERISA arrangements”) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws (“similar laws”).

The acquisition of the Notes by a plan with respect to which we, MLPF&S or certain of our affiliates is or becomes a party in interest may constitute or result in prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

(1)	PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

(2)	PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

(3)	PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

(4)	PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

(5)	PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or (3) any person investing “plan assets” of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with “plan assets” of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the amounts due at maturity on the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering price set forth above. After the initial public offering, the public offering price may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Protected GrowthSM Notes Linked to the Performance of

the Dow Jones Industrial AverageSM

due November 23, 2011

(the “Notes”)

$1,000 principal amount per Note

PRICING SUPPLEMENT

Merrill Lynch & Co.

November 18, 2004

“Protected Growth” is a service mark of ML&Co.